UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 14, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

CBOE Holdings, Inc.

File No. 333-140574 - CF# 25052

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CBOE Holdings, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 registration statement filed on February 9, 2007, as amended.

Based on representations by CBOE Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through April 12, 2020
Exhibit 10.2	through April 12, 2020
Exhibit 10.3	through April 12, 2020
Exhibit 10.4	through April 12, 2020
Exhibit 10.5	through April 12, 2020
Exhibit 10.6	through April 12, 2020
Exhibit 10.7	through April 12, 2020
Exhibit 10.8	through April 12, 2020
Exhibit 10.9	through April 12, 2020
Exhibit 10.10	through April 12, 2020
Exhibit 10.23	through December 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia G. Barros
Special Counsel